H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	Maxim TEP, Inc.
Registration Statement on Form 10
Filed February 12, 2008
File No. 000-53093

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Maxim TEP, Inc. (the “Company”) dated March 12, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1.	Please file the omitted exhibits as soon as possible.
a.	The omitted exhibits have been filed with Amendment No. 1 to Form 10 (the “Amendment”).

2.
Please note that the Form 10 registration statement will become automatically effective 60 days from the date the first filing on Edgar. See Section 12(g) (1) of the Securities Exchange Act of 1934. Upon, effectiveness, the company will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

a.	Noted

3.	Where comments on one section also relate to disclosure in another section, please make sure parallel changes to affected comments.
a.	Noted

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

4.
Please ensure that your amended filing conforms to the format, captions and item number of Form 10. It appears that the items numbers and captions in your filing follow those set forth in Form 10-SB, which has been rescinded. In addition, please provide the newly required disclosure and checkbox regarding your status as a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

a.
Noted. The Amendment has been conformed to the format, captions and item numbers of Form 10. The newly required disclosure and checkbox regarding our status as a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company has been provided in the amended filing, on the cover page. Note that the Company qualifies as a smaller reporting company and accordingly we have applied Regulation S-K’s scaled disclosure requirements in the Amendment.

5.
We note your disclosure on your website regarding the role that your subsidiaries Maxim TEP Financial, LLC and MTEP Land and Mineral Management, LLC serve in your corporate structure. Please provide such disclosure in your filing.

a.	See added disclosure in the Amendment under the caption “Organization” in Item 1.

6.	Please furnish the selected financial data as required by Item 301 of Regulation S-K and quantitative and qualitative disclosures about the market risk by Item 305 of Regulation S-K.
a.
As stated in the response to Comment 4 above, the Company qualifies as a smaller reporting company and under the scaled disclosure requirements of Regulation S-K, neither selected financial data nor quantitative and qualitative disclosures about the market risk are required.

Forward Looking Statement, page 2

7.
You are not currently subject to the report requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate references to Section 21E of the Securities Exchange Act of 1934 and any suggestion that the statements to which you refer are “forward looking statements” within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E (a) (1) in particular.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.	We have revised the disclosure in the Amendment to eliminate references to Section 21E of the Securities Exchange Act of 1934.

Item1. Description of Business, page 2

Phase Two, Development Phase, page 3

8.
Please update the disclosure under this section to reference the number of wells and fields you have drilled as of the most recent practicable date in 2008. If none have been drilled, revise to indicate this fact and specify reasons (i.e. shortage of drilling rigs, lack of funding, etc.) for the delay. In revising your disclosure, please give consideration to our subsequent engineering comment on the appropriateness of inclusion of some of the wells in the table on page 40.

a.
This section has been revised in the Amendment to reflect our current 2008 plan for drilling and enhancing wells, plus we have included a statement that due to lack of funding we have not yet begun any of these planned 2008 activities.

Hospah, Lone Pine & Clovis…page 5

9.
You state your intention to reenter several wells for testing, evaluation, and production. You also indicate that your preliminary assessments, “of leases acquired…indicate favorable oil and natural gas production potential from previously drilled and completed wells.” Given that it does not appear that you have re-entered and evaluated the wells, please provide us with objective support for the statements you make. Alternatively, remove such statements regarding possible potential recovery.

a.	We have revised this section in the Amendment to remove the statements regarding possible potential recovery.

Distribution Methods, page 9

10.
We note your disclosure regarding your agreement with some of your oil purchasers, and your distribution agreements with your natural gas purchasers. If such agreements are material contracts under Item 601(b) (10) of Regulation S-K, please file them as exhibits in your filing. For example, it would appear that your agreements with your significant customers indentified on page 10 would be material contracts.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
Kern Oil & Refining, Co. and Aera Energy, LLC purchase all of the oil and natural gas, respectively from our South Belridge field, in which we are not the operator. Orchard Petroleum as the operator of this field has purchase agreements with these purchasers. Under the Joint Operating Agreement, Orchard Petroleum has the authority to market our share of the oil and natural gas from the field on a best efforts basis and we receive our proportional share of the revenue. The Orchard Petroleum-Joint Operating Agreement has been filed as an exhibit. When we purchased the Marion field from Ergon Exploration, we assumed the existing purchase agreement between Ergon Exploration and their gas purchaser Interconn Resources, Inc. We have amended the Form 10 to include this purchase agreement between Ergon Exploration and Interconn Resources, Inc. as an exhibit.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

11.
Please provide prominent disclosure under “Going Concern” on page 16 and “Liquidity and Capital Resources” on page 23, that, as disclosed in Note 1 to your financial statements, you have no future borrowing or funding sources available under existing financing arrangements.

a.	See added disclosure in the Amendment under Item 2 in “Going Concern” and “Liquidity and Capital Resources.”

12.	Update your disclosure regarding the sale of the South Belridge field and the amounts outstanding (principal and interest) under the debt facility provided to the company by Maxim TEP, PLC.
a.	See added disclosure in the Amendment under Item 2 in “Financing Transactions”

13.
In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the terms “primarily” or “the majority” to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18,1989), For example, please provide more detail for the increase in operating expenses during the nine months ending September 30, 2007, and please describe the extent to which the downtime due to drill stem reconditioning and mud pump repairs contributed to the increase in drilling expenses.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
The Company acknowledges the Staff’s comment and undertakes that in the next amendment filed on Form 10, which amendment will include audited financial statements for the period ended December 31, 2007, and in future filings, to provide additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to quantify (rather than merely describe) the amounts of the changes if and when changes are contributed by several factors or events.

14.	Please address in this section the decrease in costs and expenses attributable to exploration costs and revenue sharing royalties in the nine months ending September 30, 2007.
a.
The Company acknowledges the Staff’s comment and undertakes that in the next amendment filed on Form 10, which amendment will include audited financial statements for the period ended December 31, 2007, to provide additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the decrease in costs and expenses attributable to exploration costs and revenue sharing royalties in the year ending December 31, 2007.

Off Balance Sheet Arrangements, page 25

15.
Clarify the circumstance in which overriding revenue interest and revenue sharing arrangements interests are granted “from time to time”. Specify for example, who makes the determination of when to provide such interests, to whom and in what percentage such interests should be granted. We may have further comment.

a.
Since inception, the Company has raised funds to acquire oil fields, and fund drilling costs and general working capital requirements, through the issuance and sale of debt and equity instruments as well as from the sale of various assets, including the sale and issuance of overriding royalty interests (“ORRI”) and revenue sharing agreements. The Company, based on its short term and long term funding needs, analyzes specific fields and the development requirements of the fields and, applying a cost benefit analysis, determines in which fields ORRI’s can be sold and the amount of the ORRI’s that can be sold. Senior management and field staff are involved in this analysis. Management then seeks approval from the Company’s Board of Directors prior to selling an ORRI or entering into a revenue sharing agreement. In certain cases, the Company reserves the right to repurchase certain ORRI’s in the future.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

16.
Please disclose why you issued a 1% overriding royalty interest (“ORRI”) to Board member Harvey Pensack on Days Creek, and issued an additional ORRI on this field to: Robert L. Newton 1.5%; Frank Stack 1.5%; and Michael Walsh 1%, as disclosed on page 25. In addition, please disclose why you granted a 10% ORRI on one well located within the field named Jones Number One to Robert L. Newton in the Stephens field.

a.
To fund working capital needs, the Company sold a 1% ORRI to Board member Harvey Pensack on Days Creek, and sold an additional ORRI in this field to: Robert L. Newton 1.5%; Frank Stack 1.5%; and Michael Walsh 1% for cash consideration of $100,000 for every one percent (1%) ORRI or a corresponding equal percentage based on the consideration received. The Jones #1 well is an isolated well next to the Stephens field that was purchased by the Company with partial financing from Mr. Newton who received a 10% ORRI on this well in consideration of his $50,000 investment.

17.
If material to an understanding of the company’s net overriding royalty interests held in a field, please express as a percentage of the total interest you own, the ORRI’s “that [you] assumed with the acquisition of each property.”

a.	This section has been revised in the Amendment to disclose the royalty interests and over-riding royalty interests we assumed with the acquisition of each property.

Financing Arrangements, page 25

18.
We note your disclosure that “so as to maintain [your] leases on [your] fields,” you are projecting a drilling and development budget of $12.4 million for 2008. Please disclose how any failure to raise such funds will affect your interests in such leases.

a.	This section has been revised to remove this reference to drilling requirements to maintain leases, and this disclosure has been added to Item 1, caption “Description of Fields” of the Amendment.

19.
With respect to the convertible notes that are collateralized by your oil and gas property in the Days Creek Field, please reconcile the statement that you have extended the maturity date of these notes payable to April 30, 2008 with disclosure in the notes to the financial statement indicating that the extension of the maturity date was through February 1, 2008. Please also file as an exhibit the agreements for such extensions.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
Please see revision to Note 5 to the consolidated financial statements as of September 30, 2007 and to note 5 to the consolidated financial statements as of December 31, 2006. The convertible notes extension agreement has been included in the Amendment as an exhibit.

South Belridge Field, Greater European Fund, Orchard Petroleum, page 26

20.
You disclose that you are currently in default with respect to the notes payable to Maxim TEP, PLC. If appropriate, revise here and in the table on page 44 to disclose the effective rate of interest that is applicable given your default. In this regard, we refer you to Section 6 of Exhibit 10.19 and Section 2.7 of Exhibit 10.20 which specify the default rate of interest that may apply in the circumstances specified in the notes.

a.	We have added default interest disclosure in the Amendment in Item 2.

Item 5. Directors and Executive Officers, page 34

Business Experience and Background of Directors and Executive Officers, page 34

21.
Please disclose the business experience during the past five years of Messrs. Marvin, Landers and Pensack, including such person’s principle occupations and employment during the past five years, and the name and principle business of any corporation or other organization in which such occupations and employments were carried on. With respect to the business experience of Mr. Marvin, please provide a brief explanation of the nature of responsibility undertaken by him in such prior positions during the past five years. See item 401(e) of Regulation S-K.

a.
Mr. Watson became a member of the Company’s Board of Directors on March 10, 2004 and has served as Chairman of the Company’s Board of Directors since April 2006, and was elected to the position of Chief Executive Officer on October 3, 2007. During 2002 through 2004, Mr. Watson, finalized his memoirs of his time spent in the Lyndon Johnson White House, entitled “Chief of Staff: Lyndon Johnson and His Presidency,” which was published in the fall of 2004. From 2004 Mr. Watson participated in book tours and public speaking engagements and was active in the management of personal investments. Mr. Landers was appointed to the Company’s board of directors in January 2004. Mr. Landers is an independent oil and gas producer and inventor. In 1993, Mr. Landers founded Advanced Petroleum, Inc; an oil services company focused on refining LHD, and has been president of the company since he founded it. In 2004, Mr. Landers founded Advanced Methane Recovery, LLC, an energy company focused on the recovery of shale and coal bed methane, and has been manager of the company since he founded it. During the past five years Mr. Pensack has primarily been engaged in the management of personal investments. He has been in retirement for over 10 years.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Director Independence, page 37

22.	Please clarify whether you currently have any independent directors. If so, please identify such independent director.
a.	Please see revised disclosure in the Amendment in Item 5 under “Director Independence.”

Item 6. Executive Compensation, page 38

23.
Please provide information regarding the compensation that you paid to your executive officers and directors during fiscal year 2007. Such information should include, among other information, any payments made to Messrs. Williams, Maggio and Sepos upon the termination of their employment.

a.	Please see revised disclosure in the Amendment in Item 6.

24.
Given the departure of Messrs. Williams, Maggio and Sepos, please update your disclosure regarding their employment agreements. Because such agreements governed executive compensation earned or paid during your fiscal year 2007, please file such agreements as exhibits.

a.
Please see revised disclosure in the Amendment in Item 6. The employment agreements for Messrs. Williams, Maggio and Sepos have been included in the Amendment as exhibits. Mr. Williams resigned as CEO of the company on October 3, 2007 and is contracted as a consultant on an as needed basis. Due to their resignation, there was no severance or other compensation. Both Messrs. Maggio and Sepos were terminated as part of a reorganization and restructuring of the company. The company has reached tentative settlement agreements with both Messrs Maggio and Sepos. As a result of these settlement agreements it does not expect to pay any severance compensation but will honor stock options granted previous to this settlement agreement which are disclosed in Executive Compensation in Item 6 of the Amendment.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 40

Related Party Transactions, page 40

25.
For the promissory notes issued in 2004, please disclose the amount outstanding as of the latest practicable date, the amounts of principal and interest paid and the applicable interest rate. See Item 404(a)(5) of Regulation S-K. Similarly, please disclose the amount outstanding as of the latest practicable date and the amounts of principal and interest paid for the promissory notes issued in 2006 in the aggregate principal amount of $3,969,472.

a. We have revised this section in the Amendment to disclose the amount outstanding as of the latest practical date, the amounts of principal and interest paid and the applicable interest rate for the promissory notes issued in both 2004 and 2006.

26.
Please clarify whether the 37% net revenue interest on the promissory notes that was granted to the directors and officers as you reference is the same as the revenue sharing arrangement interest disclosed on page 41. If they are distinct interests, please revise your disclosure to clarify the extent of the differences.

a.
Yes, the 37% net revenue interest on the promissory notes that was granted to the directors and officers is the same as the revenue sharing arrangement interest. Please see revised disclosure in the Amendment in Item 7.

27.	Please disclose, on an individual basis, the shares that you sold to Messrs. Warner, Pensack and Fusz during the 2006 and 2005.
a. Please see revised disclosure in the Amendment in Item 7.

28.
Please ensure that you include in this section all related party transactions that are required to be disclosed under Item 404(a) of Regulation S-K, including those described in Note 8 (Related Party Transactions) to your financial statements and Item 4 (Recent Sales of Unregistered Securities). For example, we note that disclosure in Note 8 regarding consulting fees paid to Board member and offices in the nine months end September 30, 2007.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.	We have revised this section in the Amendment to include all related party transactions that are required to be disclosed, even if discussed elsewhere in the filing.

29.
We note the rate of interest on the convertible promissory notes issued to Mr. Pensack. For all transactions listed in this section, please disclose whether the terms of the transaction were on terms that would have been made between unaffiliated third parties.

a.
The terms of the referenced transaction were on terms that would have been made between unaffiliated third parties. At the time, we were negotiating a mezzanine debt facility, with an unaffiliated third party financial institution. We offered the same terms to Mr. Pensack. We have revised this section in the Amendment to disclose that the terms of the referenced transaction were on terms that would have been made between unaffiliated third parties.

30.	Please disclose the terms of your joint venture agreement with Carl Landers that you entered into in February 2004 and filed as Exhibit 10.17.[Need to update Form 10 with this disclosure]
a.
In 2004, the Company entered into a Joint Venture Agreement with Carl Landers, a member of the board of directors, to utilize a lateral drilling technology developed by Mr. Landers. The agreement called for the Company to pay a per well fee each time the technology was used by the Company. The company then acquired the technology in September 12, 2006 and thus all obligations where superseded by the purchase.

Item 8. Description of Securities, page 42

Convertible Promissory Notes, page 43

31.
Your disclosure should contain a complete and accurate summary of the terms of the notes. For example, quantify in dollar terms, if possible, the amount of net revenue interest paid as of the most recently completed fiscal year end to any of the holders of convertible notes identified in the table on page 44. Similarly, given your ongoing default on the notes payable to Maxim TEP, PLC, please supplement your disclosure to summarize all material consequences to you arising from your continued default on the notes, inclusive of the remedies available to the creditors.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
We have revised this section in the Amendment to provide a more complete and accurate summary of the terms of the Company’s outstanding convertible promissory notes, including the amount of net revenue interest paid as of the most recently completed fiscal year end.

Part II

Item 1. Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters, page 46

32.
Please present the equity compensation plan information required by Item 201(d) of Regulation S-K. For example, such disclosure should include, among other things, the number of securities to be issued upon exercise of outstanding options, warrants and rights under equity compensation plans approved by security holders.

a. Please see revised disclosure in the Amendment in Item 9.

Report of Independent Registered Public Accounting Firm, page F-28

33.	We note that your audit report does not contain a signature of the firm that audited your financial statements. Please ask your auditors to re-issue the report with a signature.
a.	The audit report has been reissued with a signature in the Amendment.

Financial Statements, page F-29

34.
We note that you included audited financial statements, including balance sheets as of December 31, 2006 and 2005, and the related statements of operations, cash flows and stockholders’ deficit for the years then ended. However, Rule 3-02 of Regulation S-X requires three years of audited statements of income and cash flows. Also, please update your financial statements to comply with Rule 3-12(d) of Regulation S-X.

a.
As stated in the response to Comment 4 above, the Company qualifies as a smaller reporting company and under the scaled disclosure requirements of Regulation S-X Rule 8-02, the Company is only required to file audited statements of income, cash flows and changes in stockholders’ equity for two years. In a subsequent amendment to our Form 10 the Company will include the audited consolidated financial statements for the year ended December 31, 2007, to comply with new Rule 8-08 on the age of our financial statements presented.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Consolidated Statement of Operations, page F-31

35.
We note that you recorded “Loss on disposal of rigs” and “Penalties for late payments to operator” as “Other expense” for the year ended December 31, 2006. Since you report drilling revenues as an operating activity in total revenues, it appears you should also report disposal losses within the measure loss from operations, in accordance with paragraph 45 of SFAS 144. Similarly, the item penalties for late payments to operator appears to be an operating expense and should be included as an expense above Loss from operations in accordance with Rule 5-03(b)(2) of Regulation S-X.

a.	The consolidated financial statements have been revised in the Amendment to include both of these items within loss from operations.

Note 3- Oil and Gas Properties, page F-46

36.
We note your disclosure explaining that you acquired Ergon Exploration in December 2005 for $7.5 million, also indicating that the audited financial statements of this business for the two years prior to the acquisition date were not available. It appears that these properties underlying the interest acquired were producing at the time of acquisition. Please explain how you evaluated the significance of the acquisition under Rule 3-05 of Regulation in concluding that financial statements would not be required for 2005, after you update to include your historical results for 2007, if that is your view. You may wish to consider the guidance in SAB Topic 2:D, IRQ 7, in determining whether statements of revenues and direct expenses would suffice for significant acquisitions.

Please review all of your acquisitions, provide us with an analysis of their significance, and discuss the possible need to include financial statements of the acquired businesses or producing properties to comply with Rule 3-05 of Regulation S-X.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
The Company acquired all of the assets of the Marion field, which were only a small portion of the seller’s total assets, but which the Company believes would constitute a business. Under new Rule 8-04(b), the company evaluated the significance of the acquisition. The total assets of the acquired business were more than 40% of the Company’s total consolidated assets as of the end of the most recent completed fiscal year. The Company noted under Rule 8-04(c)(2), that the separate audited balance sheet of the acquired business is not required when the smaller reporting company’s most recent audited balance sheet filed is for a date after the acquisition was consummated. The Company noted under Rule 8-04(c)(1), that financial statements for the acquired business should be provided for the two most recent fiscal years and any interim periods. At the time of the acquisition, the Company was not contemplating a public offering, thus we did not retain the rights to the previous owners records or include audit rights if needed in the future. We recognize two years of audited financial statements were required, but this information is not available to the Company since the sellers will not grant us access to their records. So, in the spirit of the literature we provided unaudited information for one year ended 2005 and we have audited the entire year 2006 and have reviewed the 9 month period information through September 30, 2007. In a subsequent amendment to our Form 10, the Company will include its audited consolidated financial statements for the years ended December 31, 2007 and 2006, which will include this acquired business for the two most recent years, thus no further years will be required to be audited. When the South Belridge field was purchased it was non producing leasehold and had no prior operations thus, was not considered a business. When the Smackover field was purchased it also had no prior operations and was not considered a business. The Days Creek field and the Delhi field did have prior operations, but under new Rule 8-04(b), neither the total asset nor the loss from continuing operations before income taxes of these acquired businesses individually or in the aggregate were considered significant to the total company and financial statements are not required.

Note 13, Commitments and Contingencies, page F-69

37.
We note that there is a legal action being pursued against you for damages resulting from oil and gas operations in the Delhi Field in Richmond Parish, Louisiana; and that as part of the acquisition, you agreed to indemnify predecessors in title, including its grantor, against ultimate damages related to the prior operations. It does not appear that you have accrued for any loss contingencies relating to this field. Please identify the factors that you considered in determining that a loss was neither probable nor estimable, and that you not estimate the range of reasonably possible loss for this pending litigation, if true, using the guidance of paragraph 33 of SFAS 5 and paragraph 3 of FIN 14.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
At December 31, 2007, the Raymond Thomas, et al v. Ashley Investment Company, et al litigation was still in the preliminary stages of discovery and the plaintiffs’ experts had not yet provided their reports which will are necessary to add clarity to the nature and extent of the claims being made by the plaintiffs in the matter.  As such, we believe that a loss was neither probable nor estimable as of such date.

Exhibits

38.	Please file as an exhibit the March 2007 amendment to your incentive compensation plan.
a.	The Amendment to Incentive Compensation Plan dated March 2007 has been included as the exhibit to the Amendment.

Engineering Comments

General

39.
Please provide us with a copy of your reserve report as of September 30, 2007. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information

a.
The Company did not obtain reserve reports as of September 30, 2007 and has not disclosed any September 30, 2007 reserve information. In a subsequent amendment to our Form 10, the Company will include the audited consolidated financial statements for the year ended December 31, 2007 and include a footnote of Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, which will disclose our December 31, 2007 reserves. At that time we will also include as exhibits the summary reserve reports to our current reserve reports. We will also then provide the Staff with a complete copy of our reserve reports on CD ROM.

History and Development, page 2

Phase Two- Development Phase, page 3

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

40.
You indicate that the planned drilling and enhancements assume a number of things, one of which, is availability of land. To the extent that you have included wells in the table of 2008 planned wells that are not on land you currently lease or own, please remove those wells from the table as they are not reasonably certain of being drilled in 2008.

a.	This section has been revised in the Amendment to reflect our current 2008 plan for drilling and enhancing wells, plus we have removed any planned wells that are not on land we currently lease or own.

Description of Fields, page 4

41.
For your principal properties, such as the Marion, Days Creek, Delhi, Hospah, Lone Pine, Clovis, Belton, S. Belridge, and Stephens fields please disclose all of the information required by Instruction 3 of Item 102 of Regulation S-K.

a.	In the Amendment the table in Item 1, caption “Description of Fields”, has been revised to include production and reserves for each principle property.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14

Impairment of Oil and Natural Gas Properties, page 17

42.
You state that you took impairments in 2005 and 2006 due to your evaluation of the South Belridge property. Tell us if you also revised your proved reserves on this property in each of these years, and if so, the amount of those revisions and the year in which they were taken, and the reasons for the revisions. If you did not take such revisions, tell us why not.

a.
The South Belridge property was purchased in 2005 with no proved reserves, so there was no revision to the 2005 proved reserves, but the reserve report was used to support the discoveries and extensions of 92,420 barrels of oil and 499,112 MMcf of natural gas in the South Belridge field. These discoveries and extensions were less than expected when the wells were selected to be drilled. In 2006, we did revise our proved reserves on the South Belridge property. Proved oil reserves were revised down by 37,080 barrels of oil and proved natural gas reserves were revised down by 217,725 MMcf of natural gas for this property. These revisions were due to two wells included as proved undeveloped reserves in 2005 being developed in 2006, and actual production from these wells was materially different than what had been projected in 2005 thus resulting in a large revision to this field for these two wells as well as several others that were proved producing wells in 2005.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

43.
We note your press release dated September 16, 2005 on the South Belridge field where you imply that this parcel could accommodate up to 1,000 wells and that the initial 300 wells would ultimately produce an average of at least 100 barrels per day. Please tell us the basis for these projections, and why you decided to take impairment less than three months later on the same property.

a.
The South Belridge field consists of 960 acres and the neighboring producer was drilling five wells to the acre. So, the Company believed it reasonable for the property to accommodate up to 1,000 wells. The statement in the press release, “We anticipated at the start that the initial 300 wells we planned at Sledge Hamar would ultimately and conservatively produce an average of at least 100 barrels of sweet crude oil and gas equivalent per day.”, is meant to say we believed the initial production on these 300 wells would be an average of 100 BOE per day. The wells put on production through the date of the press release supported that belief as did the production of neighboring wells as reported to the state of California.

At the time of the press release, we had not been billed the full cost to drill and complete the existing wells from the operator, so we did not yet know the full capital cost of each well under the operators completion method. At the time of the press release, only a few wells had been put on production and for only a few months, so we did not yet know the extent of the decline curve on production. Under the operator’s completion method and operational configuration, which we disagreed with, these wells’ production declined significantly quicker than expected. As a non-operator we were not able to over rule the operators decisions or convince them to change to a less costly completion method and or to what we believed would be a more productive operational configuration.

As a non-public company we did not obtain a reserve report on this field until the fall of 2006 and then did not use that reserve report to calculate the 2005 impairment until we were completing our 2005 and 2006 audit in early 2007.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

The impairment was primarily due to the extremely high cost to drill and complete these wells and then the extreme decline curve realized reducing projections of ultimate reserves. The impairment was also a function of the method in which the Company bought into the field. The Company made a small cash payment to buy its 75% working interest in the field and agreed to carry the other 25% working interest on the first $28.5 million of drilling and completion costs. Therefore the Company was capitalizing 100% of the costs of these first wells, but only receiving 56% of the revenue. This structure has caused the wells drilled and completed under the initial $28.5 million promote to be at an inherent high risk of impairment.

Financing Arrangements, page 26

44.
You state that you sold a production payment in order to fund the purchase of the Marion Field and this will be paid back from the production from that field. Please tell us how you attributed the production volumes that will go toward the production payment in terms of reported production and reserve volumes.

a.
The production payment on the Marion field is just the method of calculating the amount of each monthly payment. Instead of the loan requiring a lump sum payment at a term date or having a fixed repayment schedule, it was structured so that monthly repayment amounts would be calculated as a percentage of the revenue received from production. The lender did not receive a recorded ownership interest in the property, therefore we did not reduce our reported production or reserve volumes related to this outstanding debt.

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-71

Oil and Natural Gas Reserves, page 72

45.
We note that in 2005 you produced 10,816 barrels of oil and 32,061 MMcf of natural gas and in 2006 you produced 16,167 barrels of oil and 313,423 MMcf of natural gas. Please tell us how much you produced in 2007.

a.
In a subsequent amendment to our Form 10, the Company will include in its audited consolidated financial statements for the year ended December 31, 2007 a Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities footnote, which will disclose our 2007 production.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

46.
There are significant changes in the year to year reserve table for oil and gas. Please amend your documents to include appropriate explanations for all significant reserve changes. Please see paragraph 11 of SFAS 69.

a.
Please note that we have revised the Note 15-Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities for a revision from our independent engineer subsequent to our initial Form 10 filing. We have revised Note 15 of the December 31, 2006 audited consolidated financial statements in the Amendment to include explanations for significant reserve changes.

Standardized Measure, page F-73

47.	Please reconcile for us that your estimated future operating expenses are $15.14 per oil equivalent barrel but that in 2006 your actual expenses were $23.75 per oil equivalent barrel.
a.
Please note that we have revised the Note 15-Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities for a revision from our independent engineer subsequent to our initial Form 10 filing. As seen in the table below, our estimated future operating expenses per BOE dropped from our actual expenses per BOE due primarily to the Delhi field being acquired at the end of 2006 with no 2006 operations, but included in our estimated future operations at a much lower estimated operating expense per BOE than the two main fields included in 2006 actual operations. Similarly the Days Creek field was purchased in late 2006 and only had two months of actual operations which included significant initial workovers to the neglected field that caused those two months actual operating expenses to be significantly higher than the fields estimated future operating expenses per BOE after those improvements. The Belton field in 2006 had only a couple of old depleted wells producing that were planned to be shut-in, thereby reducing the estimated future operating expense per BOE.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

	South Belridge	Marion	Days Creek	Delhi	Belton	Total
Est Future
Production:Gas-MMcf	164,307	4,575,534	-	-	-	4,739,841
Production;Gas-BOE	27,385	762,589	-	-	-	789,974
Production:Oil-bbl	29,706	-	26,053	2,408,983	79	2,464,821
Production:Total-BOE	57,090	762,589	26,053	2,408,983	79	3,254,794
Operating Expenses	$1,812,620	$15,839,883	$962,099	$28,727,421	$941	$47,342,964
Ops Exp per BOE	$31.75	$20.77	$36.93	$11.93	$11.86	$14.55

2006 Actual
Production:Gas-MMcf	85,019	228,566	-	-	-	313,585
Production;Gas-BOE	14,170	38,094	-	-	-	52,264
Production:Oil-bbl	15,268	-	743	-	156	16,167
Production:Total-BOE	29,438	38,094	743	-	156	68,431
Operating Expenses	$706,665	$896,843	$112,244	$-	$9,459	$1,725,211
Ops Exp per BOE	$24.01	$23.54	$151.14	$-	$60.67	$25.21

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, Company counsel, at (713) 547-2007.

Sincerely,

W. Marvin Watson
Chief Executive Officer
Dated: April 8, 2008

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”